FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **August 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
   Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
   Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: August 14, 2007
Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   Consolidated Financial Statements For the six months ended June 30, 2007 and 2006.

99.2   Management Discussion & Analysis

99.3   CEO certification – Douglas B. Silver

99.4   CFO certification – Ray W. Jenner

Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements
For the six months ended June 30, 2007 and 2006
(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	June 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 1,878	$ 11,575
Restricted cash	411	354
Royalties receivable	10,650	7,751
Prepaid expenses and other current assets	368	292
	13,307	19,972
Royalty interests in mineral properties (note 3)	302,292	240,168
Furniture and equipment	139	153
Investments (note 4)	1,645	-
Other assets	1,823	2,438
	$319,206	$262,731
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,972	$ 2,072
Revolving credit facility (note 5)	5,700	-
Senior secured debentures (note 6)	23,841	22,028
Future income taxes (note 8)	65,498	64,148
	97,011	88,248
Shareholders' Equity (note 7)		
Common shares		
Authorized		
Unlimited common shares without par value		
Issued		
68,013,226 (2006 – 58,008,448) common shares	207,789	166,173
Contributed surplus	7,874	5,985
Retained earnings	5,864	2,325
Accumulated other comprehensive income (note 4)	668	-
	222,195	174,483
	$319,206	$262,731

Commitments and contingencies (note 3)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Revenues				
Royalty revenues	$13,207	$2,049	$ 23,385	$ 2,462
Other (note 4)	849	-	849	-
	14,056	2,049	24,234	2,462
Expenses				
Amortization	2,315	903	4,439	1,143
Business development expense	422	68	626	247
General and administrative	2,055	1,222	3,988	2,354
Impairment of royalty interests in mineral properties (note 3)	567	-	851	316
Royalty taxes	2,546	368	4,487	437
	7,905	2,561	14,391	4,497
Earnings (loss) from operations	6,151	(512)	9,843	(2,035)
Other income (expense)				
Foreign currency loss	(1,852)	(201)	(1,713)	(207)
Interest expense	(740)	(585)	(1,375)	(1,153)
Interest income	26	104	105	218
	(2,566)	(682)	(2,983)	(1,142)
Earnings (loss) before income taxes	3,585	(1,194)	6,860	(3,177)
Future income tax expense (recovery) (note 8)	1,205	(9,848)	2,315	(10,394)
Net earnings	$2,380	$8,654	$4,545	$7,217
Basic earnings per share	$0.04	$0.15	$0.07	$0.13
Diluted earnings per share	$0.03	$0.15	$0.07	$0.12
Basic weighted average shares outstanding	67,622,797	57,181,594	65,217,260	57,106,338
Diluted weighted average shares outstanding	70,438,248	58,097,141	67,295,099	58,024,211

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Retained Earnings (Deficits)

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Retained earnings (deficit) at beginning of period	$3,484	$ (7,512)	$ 2,325	$(9,353)
Adjustment to future income taxes (note 8)	-	(3,278)	-	-
Retained earnings (deficit) at beginning of period, restated	3,484	(10,790)	2,325	(9,353)
Net earnings for the period	2,380	8,654	4,545	7,217
Dividends	-	-	(1,006)	-
Retained earnings (deficit) at end of period	$5,864	$ (2,136)	$ 5,864	$(2,136)

Consolidated Statements of Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Net earnings for the period, before comprehensive income	$2,380	$8,654	$4,545	$7,217
Unrealized gains on available for sale investments (note 4)	796	-	796	-
Future tax effect on unrealized gains	(128)	-	(128)	-
Comprehensive income	$3,048	$8,654	$5,213	$7,217

See accompanying notes to the consolidated financial statements.

International Royalty CorporationInternational Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Cash flows from operating activities				
Earnings for the period	$ 2,380	$ 8,654	$ 4,545	$ 7,217
Items not affecting cash				
Depreciation and amortization	2,324	911	4,459	1,159
Impairment of royalty interest in mineral properties	567	-	851	316
Accretion of debenture discount and financing charges	242	218	484	434
Future income tax expense (recovery)	1,205	(9,848)	2,315	(10,394)
Non-cash foreign currency loss	1,953	781	2,178	777
Stock-based compensation expense	340	221	680	442
Other operating income	(849)	-	(849)	-
Changes in non-cash working capital				
Increase in royalties receivable	(2,375)	(1,283)	(2,864)	(1,543)
(Increase) decrease in prepaid expenses and other current assets	203	43	(74)	6
(Increase) decrease in other assets	24	(35)	(5)	(70)
Increase (decrease) in accounts payable and accrued liabilities	628	233	(112)	(18)
	6,642	(105)	11,608	(1,674)
Cash flows from investing activities				
Acquisition of royalty interests in mineral properties, net of royalties received (note 3)	(17,564)	(10,250)	(67,425)	(10,250)
Restricted cash	(2)	-	(19)	714
Other assets	(629)	-	(637)	-
Other investing activities	-	(35)	(7)	23
	(18,195)	(10,285)	(68,088)	(9,513)
Cash flows from financing activities				
Proceeds from unit offering, net of issuance costs	-	-	35,659	-
Proceeds from exercise of warrants and stock options	4,199	274	6,430	286
Revolving credit facility	5,700	-	5,700	-
Dividends paid	-	-	(1,006)	-
	9,899	274	46,783	286
Decrease in cash and cash equivalents	(1,654)	(10,116)	(9,697)	(10,901)
Cash and cash equivalents - beginning of period	3,532	11,950	11,575	12,735
Cash and cash equivalents - end of period	$ 1,878	$ 1,834	$ 1,878	$ 1,834

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Notes to Consolidated Financial Statements (unaudited)
June 30, 2007

1 Nature of business and basis of presentation

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2 Significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation described in note 2 to the consolidated financial statements for the fiscal year ended December 31, 2006, with the exception of the following guidelines which were adopted effective on January 1, 2007:

Financial Instruments

The Company has adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Investments

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company's investment in New Horizon Uranium (see note 4) has been classified as available for sale, and accordingly will be reported at fair market value.

Comprehensive Income

The Company has adopted CICA Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments, which are not included in net earnings (loss) until realized.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company. Financing charges related to the senior secured debentures (the "Debentures") of $1,257,000 (net of amortization) at December 31, 2006 ($1,135,000 at June 30, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective interest rate method. Under Section 3855, the Company is recording these charges are reported as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. The adjustment is reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007. This change in presentation will have no impact on past or future earnings of the Company.

3 Royalty interests in mineral properties

(in thousands of US$)	Balance at December 31, 2006	Acquisitions	Impairments	Amortization	Balance June 30, 2007
Production stage:					
Voisey's Bay Royalty	$220,635	$ -	$ -	$(4,005)	$216,630
Legacy Sand	-	12,035	-	-	12,035
Southern Cross	1,889			(320)	1,569
Williams Mine	1,130	-	-	(112)	1,018
Other	27	-	-	(2)	25
	223,681	12,035	-	(4,439)	231,277
Development stage:					
Pascua	-	53,373	-	-	53,373
Gwalia	3,546	-	-	-	3,546
Meekathara	1,421	-	-	-	1,421
Belahouro	817	-	-	-	817
	5,784	53,373	-	-	59,157
Exploration stage:					
Aviat One	2,211	-	-	-	2,211
Horizon	-	1,505	-	-	1,505
Tarmoola	1,486	-	-	-	1,486
South Laverton	912	-	-	-	912
Pinson	820	-	-	-	820
Other	5,274	501	(851)	-	4,924
	10,703	2,006	(851)	-	11,858
	$240,168	$67,414	$(851)	$(4,439)	$302,292

Acquisition of Pascua Royalty Interests

On January 10, 2007, IRC concluded the first of three closings on the Pascua Royalty, a sliding-scale royalty on the Pascua gold project in Chile from a private Chilean family. The first closing, for a cash price of $11.4 million, covered approximately one fifth of the total royalty being purchased. The

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

purchase of an additional interest for $26 million closed on February 16, 2007. In addition IRC will make two one-time payments of $4.0 million if gold prices exceed $550 and $600 per ounce for any six-month period within the first 36 months after commercial production. The royalties are limited to the first 14 million ounces of gold produced from the Pascua after which the royalty to be obtained in the second closing will revert to the sellers (with respect to the royalty interest obtained in the first closing, IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced). IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the second closing that would otherwise revert to the original royalty sellers, for up to $4 million.

On May 9, 2007, the Company announced that it had purchased additional interests in the Pascua gold royalty located in Chile for a price of US$15.36 million in cash. A single contingency payment totaling US$2.0 million is payable to the sellers if gold prices exceed US$600 per ounce for any six month period during the first 36 months after the mine is commissioned. The royalty is also limited to 14 million ounces of gold production; however, the Company has the option to acquire the un-purchased exploration potential beyond the 14 million ounces of gold production for an additional US$2.0 million. The option expires 36 months from the date of the start of production at the mine. The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

The IRC royalties apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. The combined gold royalty is an NSR linear sliding-scale royalty ranging from 0.45% at a gold price of $300 per ounce or below to 3.00% at a gold price of $800 per ounce. The royalty remains at 3.00% at gold prices above $800 per ounce.

The copper royalty is a 0.45% NSR royalty beginning in 2017. In addition IRC acquired rights to up to $1.0 million in fixed payments from the operator tied to production milestones.

Acquisition of Legacy Sand Royalty

On March 12, 2007 the Company completed the acquisition of a royalty (the "Legacy Royalty") on the Legacy Sand Project ("Legacy") in Nance County, Nebraska for US$12.0 million. The Legacy Royalty is styled as a production payment in its primary term, changing to a two percent of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products beginning in the second half of 2007. The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or "frac" sands used for oil and natural gas well stimulation. During the primary term, the Royalty will pay US$4.75 per short ton on the first 500,000 short tons per year produced and sold from the operation during years one through 12. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage cap. The seller will have the option in year 21 to re-purchase the Royalty under predetermined terms.

Horizon and Belcourt Royalties

On April 5, 2007, the Company completed the purchase from private parties royalties on the Belcourt and Horizon coal projects in British Columbia, both operated by Peace River Coal Inc. Of the $2 million purchase price, $1.5 million was allocated to the Horizon property and $.5 million was allocated to the

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

Belcourt property. In addition, the Company has agreed to make an additional $.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

Pending royalty acquisitions

<u>Fawcett</u>

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. ("Western"). The value of the Common Shares has been included in other long-term assets at December 31, 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, however, Western announced that it was unilaterally discontinuing the appeal but would be taking the position, in the circumstances in which the 1.0% royalty was entered into that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada. Accordingly Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

<u>Limpopo</u>

On May 15, 2007, the Company announces an agreement to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approvals. The agreement calls for consideration of $13.0 million in cash, and applies to two royalties on Lonmin Plc's ("Lonmin") Limpopo PGM project, located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs.

Closing on this acquisition has been delayed pending clarification of certain title and contract issues with respect to the underlying royalty agreements. The Company has asked the seller for (and been granted?) a 12 month extension from July 31, 2007 to complete the transaction.

Impairments

During the six months ended June 30, 2007, the company impaired royalties on three diamond exploration properties, Jubilee, Bear and Peregrine for a total impairment of $851,000.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

4 Investments

New Horizon Uranium Corporation

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation ("NHU"), and since that time has provided selected financial and management services to NHU to assist NHU in the financing of its operations, in order to acquire a royalty interest in NHU's operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU. On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. The transaction has been recorded as other operating revenue on the Company's books in the second quarter of 2007 in the amount of $849,000, the initial value of the shares as of April 12, 2007.

The investment in NHU has been classified as available for sale and the unrealized gain on the investment of $796,000 has been recorded as comprehensive income during the quarter ended June 30, 2007.

5 Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the "Revolving Facility") in favour of the Company in the amount of up to $20 million. This amount was increased to $40 million on May 17, 2007. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee of 1% per annum on the undrawn amount of the Revolving Facility. The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey's Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

6 Financial Instruments

Fair value

The fair values of the Company's cash and cash equivalents, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures at June 30, 2007 was approximately $25.8 million.

Interest expense

Details of interest expense were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Accretion of debenture discount and financing charges	$242	$218	$ 484	$ 434
Cash interest expense	498	367	891	719
	$740	$585	$1,375	$1,153

7 Shareholders' equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	**Shares**	**Amount**
Balance at December 31, 2006	58,008,448	$166,173
Exercise of initial financing warrants	469,042	1,207
Exercise of Williams mine warrants	384,000	988
Exercise of compensation warrants	89,736	68
Offering, net of expenses and tax impact	8,334,000	34,831
Exercise of stock options	40,000	227
Exercise of Warrants	688,000	4,295
Balance at June 30, 2007	68,013,226	$ 207,789

International Royalty Corporation

Notes to Consolidated Financial Statements (unaudited)

June 30, 2007

Activity in contributed surplus was as follows:

(in thousands of US$)	Contributed Surplus	Amount
Balance at December 31, 2006	6,044,778	$5,985
Exercise of initial financing warrants	(469,042)	(14)
Exercise of Williams mine warrants	(384,000)	(11)
Exercise of compensation warrants	(89,736)	(7)
Offering, net of expenses and tax impact	4,167,000	1,563
Exercise of stock options	(40,000)	(65)
Exercise of Warrants	(688,000)	(257)
Stock-based compensation expense	-	680
Balance at June 30, 2007	8,541,000	$7,874

Activity in accumulated other comprehensive income was as follows:

(in thousands of US$)	Amount
Balance at December 31, 2006	$ -
Comprehensive income	796
Balance at June 30, 2007	$796

A summary of comprehensive income and retained earnings was as follows:

	June 30, 2007	December 31, 2007
Unrealized gains on available for sale investments	$ 796	$ -
Future tax effect on unrealized gains	(128)	-
Total comprehensive income	668	-
Retained earnings	5,864	2,325
	$6,532	$2,325

Offering

On February 12, 2007 (the "Closing Date"), the Company completed an offering of 8,334,000 units ("Units") of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a "Warrant Share") at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents' commission and expenses of the offering was CA$42,118,000, or $35,659,000. The Company has allocated the net proceeds of the offering between the Common Shares and the Warrants based upon their relative fair values on the Closing Date. The fair value of the warrants were determined using the Black-Scholes Option Pricing Model, with an assumed risk free interest rate of 4.0% and expected price volatility of the Company's Common Shares of 38%.

8   Income taxes

The Canadian Federal government has substantively enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011. As a result of this change the Company has reflected its future tax liabilities at the new enacted rate, resulting in the realization of a future income tax benefit of $914,000 during the quarter and six months ended June 30, 2007.

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% to loss before income taxes as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Earnings (loss) before income taxes	$3,585	$(1,194)	$6,860	$(3,177)
Expected income tax expense (recovery)	$1,152	$ (384)	$2,203	$ (1,020)
Tax effect of:				
Change in income tax rates	(914)	(9,570)	(914)	(9,570)
Stock-based compensation	109	71	218	142
Foreign currency	595	64	550	66
Resource adjustment	295	5	295	(13)
Other	(32)	(34)	(37)	1
Actual income tax expense (recovery)	$1,205	$(9,848)	$2,315	$(10,394)

During the second quarter of 2006 the Province of Alberta substantially enacted a lower provincial income tax rate from 11.5% to 10.0%, effective on April 1, 2006. In accounting for this change, the Company recorded a future income tax benefit of $3,278,000 as of and for the quarter ended March 31, 2006 based upon the Alberta budget released on March 22, 2006. Generally accepted accounting principals require that the affect of changes in tax rates be recorded in the period of substantial enactment, and accordingly, this benefit should have been recorded in the quarter ended June 30, 2006.

The adjustment to the first quarter, $3,278,000, has been recorded as a decrease to retained earnings as of March 31, 2006 in these financial statements and the full benefit of the income tax rate reduction in Alberta was reflected in the statement of operations for the three months ended June 30, 2006. This adjustment had no impact on the results of operations for the six months ended June 30, 2006. Furthermore, this adjustment had no impact on the cash flows for the three and six month periods ended June 30, 2006.

Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of financial position and results of operations of International Royalty Corporation (the "Company" or "IRC") has been prepared based on information available to the Company as of August 13, 2007 and should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2007, and in conjunction with the Company's audited annual financial statements and the MD&A for the year ended December 31, 2006. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company's annual information form is available on SEDAR at www.sedar.com, or at the Company's website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC's expectations as to the production start dates for the Meekathara, Belahouro, Gwalia Deeps and Pascua projects on which IRC has royalties. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC's forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC's views as of the date of this document. While IRC anticipates that subsequent events and developments may cause IRC's views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data, unaudited)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Statement of Operations				
Royalty revenues	$13,207	$2,049	$23,385	$2,462
Earnings (loss) from operations	6,151	(512)	9,843	(2,035)
Earnings (loss) before income taxes	3,585	(1,194)	6,860	(3,177)
Net earnings	2,380	8,654	4,545	7,217
Basic earnings per share	$0.04	$0.15	$0.07	$0.13
Diluted earnings per share	$0.03	$0.15	$0.07	$0.12
Statement of Cash Flows				
Cash provided from (used in) operating activities	$6,642	$(105)	$11,608	$(1,674)

	June 30, 2007	**December 31, 2006**
Balance Sheet		
Total assets	$319,206	$262,731
Shareholders' Equity	222,195	174,483

FINANCIAL PERFORMANCE

Financial Highlights

Earnings from operations, earnings before income taxes, and cash flow from operations all increased dramatically in the second quarter and for the first six months of 2007 when compared to the comparable periods in 2006. This was due primarily to significant increases in gross revenues from the Voisey's Bay Royalty, a result of the Voisey's Bay mine, operated by CVRD Inco Limited ("CVRD Inco"), nearing its expected capacity and also as a result of the significant increase in the average price received of nickel during the respective periods.

Earnings from operations were $6,151,000 in the second quarter of 2007 compared to a loss of $512,000 in 2006. The significant increase was a result of an increase in revenues from the Voisey's Bay royalty from $1,842,000 in the quarter ended June 30, 2006 to $12,727,000 in the same period in 2007, offset by increases in amortization, royalty taxes, and also an increase in general and administrative expenses during the period. The higher operating income during the current quarter was also negatively impacted by an impairment charge of $567,000 compared to $nil in 2006. Earnings before income taxes rose to $3,585,000 during the quarter from a loss of $1,194,000 in 2006. The increase was a result of the factors noted above, but negatively impacted by a foreign currency loss of $1,852,000 during the second quarter of 2007 compared to a loss of $201,000 in 2006.

Net earnings for the quarter were $2,380,000, or $0.04 per share compared to $8,654,000 or $0.15 per share in the second quarter of 2006. The earnings in 2006 were the result of a future income tax recovery of $9,848,000, primarily a result of reductions in income tax rates enacted during the quarter. In the second quarter of 2007, future income tax expense was $1,205,000, net of a recovery of $914,000 related to legislation substantively enacted by the Canadian Federal government which lowered the Federal income tax rate from 19.0% to 18.5% effective on January 1, 2011.

For the six months ended June 30, 2007, earnings from operations were $9,843,000 compared to a loss of $2,035,000 in 2006. Royalty revenues increased from $2,462,000 in 2006 to $23,385,000 in the same period in 2007, offset by increases in amortization, royalty taxes, and also an increase in general and administrative expenses during the period. The higher operating income during the current period was also negatively impacted by an impairment charge of $567,000 compared to $nil in 2006. Earnings before income taxes rose to $6,860,000 during 2007 from a loss of $3,177,000 in 2006. The increase was a result of the factors noted above, but negatively impacted by a foreign currency loss of $1,713,000 during 2007 compared to a loss of $207,000 in 2006.

Net earnings for the six months ended June 30, 2007 were $4,545,000, or $0.07 per share compared to $7,217,000 or $0.13 per share in 2006. The earnings in 2006 were the result of a future income tax recovery of $10,394,000, primarily a result of reductions in income tax rates enacted during the period. During the six months ended June 30, 2007, future income tax expense was $2,315,000, net of a recovery of $914,000 resulting from legislation substantively enacted by the Canadian Federal government which lowered the Federal income tax rate from 19.0% to 18.5% effective on January 1, 2011.

On February 12, 2007, the Company completed a Unit Offering (discussed below) of 8,334,000 units at CA$5.40, and generating net proceeds to the Company of CA$42.1 million ($35.7 million).

During January, February and May of 2007, the Company closed on the acquisition of a sliding-scale royalty on the Pascua gold project in Chile (the "Pascua Royalty"), at a total cost of $53.4 million, including transaction costs.

In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project in Nancy County, Nebraska for $12.0 million.

In May 2007, the Company announced that it had entered into a letter of intent with a private entity to acquire two platinum-palladium royalties in South Africa on Lonmin Plc's Limpopo project, subject to satisfactory due diligence and regulatory approvals. The acquisition cost is US$13.0 million in cash. Closing on this acquisition has been delayed pending clarification of certain title and contract issues with respect to the underlying royalty agreements. The Company has asked the seller for a 12 month extension from July 31, 2007 to complete the transaction.

All of the aforementioned transactions were, or will be, funded from existing cash reserves, proceeds from the Unit Offering and / or from draws from the Company's revolving credit facility.

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation ("NHU"), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU. On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. The transaction has been recorded as other operating revenue on the Company's books in the second quarter of 2007 in the amount of $849,000, the initial value of the shares as of April 12, 2007.

Royalty revenue and operations

Production and revenue *(unaudited)*

Mine	Commodity	Royalty	Payable Metal Production [1]			
			Quarter Ended June 30,		Six Months Ended June 30,	
			2007	2006	2007	2006
Williams	Gold	0.25% NSR	53	75	117	121
Southern Cross	Gold	1.5% NSR	37	7	75	7
Voisey's Bay						
	Nickel	2.7% NSR	29,698	10,153	56,703	11,875
	Copper	2.7% NSR	5,059	3,607	17,677	6,777
	Cobalt	2.7% NSR	1,222	446	2,316	524

Mine	Revenue (*thousands*)			
	Quarter Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Williams	$ 89	$ 117	$ 191	$ 184
Southern Cross	365	66	735	66
Voisey's Bay	12,727	1,842	22,432	2,185

[1] Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate. Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

Average metal prices realized (in US$) *(unaudited)*

	Quarter Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Gold, per ounce	$ 660	$ 612	$ 654	$ 603
Nickel, per pound [1]	21.10	8.34	18.96	8.12
Copper, per pound [1]	3.31	2.47	2.68	2.35
Cobalt, per pound [1]	27.54	14.11	26.99	13.86

[1] Before transportation, smelting and refining costs.

The Company's royalty revenues increased significantly in the second quarter of 2007 to $13,207,000 from $2,049,000 in 2006. Revenues from the Voisey's Bay operation increased over 700% from $1,842,000 in 2006 to $12,727,000 in 2007. The increase was a result of the combination of a large increase in payable production levels at the mine and very strong metal prices in 2007 relative to the 2006 prices received. Payable production increased to 29.7 million pounds of nickel in concentrate during the three months ended June 30, 2007 from 10.2 million pounds in the second quarter of 2006, and similar increases in copper and cobalt during the period. Nickel prices increased from an average of $8.34 per pound in the second quarter of 2006 to $21.10 per pound during 2007. In addition to the Voisey's Bay revenue, the Company also recognized a full quarter of royalty revenue on the Southern Cross mine of $365,000 in 2007 compared to $66,000 in 2006 (from the date of acquisition on June 12, 2006).

During the six months ended June 30, 2007, royalty revenues were $23,385,000 compared to $2,462,000 in 2006. Voisey's Bay revenues were $22,432,000, a 10 fold increase from the $2,185,000 reported in 2006. Payable production levels at the mine increased significantly and metal prices, especially nickel were at or near all time highs during the first half of 2007. Payable production increased to 56.7 million pounds of nickel in concentrate in the six months ended June 30, 2007 from 11.9 million pounds in the same period of 2006, with similar increases in copper and cobalt during the period. Nickel prices averaged $18.96 per pound in 2007, compared to $8.12 per pound during 2006. In addition to the Voisey's Bay revenue, the Company also recognized a full period of royalty revenue of $735,000 on the Southern Cross mine in 2007 compared to $66,000 in 2006 (from the date of acquisition on June 12, 2006).

While concentrate sold during 2007 was up significantly at Voisey's Bay from the same periods in 2006, it was negatively impacted by the strike at the Voisey's Bay operation from late July 2006 to early October 2006. Due to the nature of the sales agreements on the Voisey's Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2007 represents payments on concentrate shipped from Voisey's Bay during the summer and fall of 2006, and early 2007, which was less than normally would be expected as a result of the strike. Also, only limited copper concentrate shipments are reflected in the royalty revenue for the respective periods, as no copper concentrates are shipped from the mine between early December and late May of each year.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property. Amortization on mineral properties was $2,315,000 in the second quarter of 2007 and $4,439,000 for the six month period ended June 30, 2007, up from $903,000 and $1,143,000, respectively, in 2006. The increases are attributable to the increased production at the Voisey's Bay mine and the acquisition of the Southern Cross royalty as discussed above.

All proceeds from the Voisey's Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20%. The tax was $2.6 million in the second quarter and $4.5 million for the six months ended June 30, 2007, compared to $0.4 million and $0.4 million in the respective periods of 2006.

Costs and expenses

General and administrative expenses were $2,055,000 for the second quarter of 2007, compared to $1,222,000 in 2006. Initial setup and stand-by fees on the Company's revolving credit facility with the Bank of Nova Scotia (see "*Cash Resources and Liquidity*" below) were $463,000 in 2007 compared to $nil in 2006. Stock compensation costs increased from $221,000 in 2006 to $340,000 in 2007. The increase is also a result of additional personnel as well as additional grants to existing personnel in November 2006. Legal and other professional fees also increased during the quarter, from $190,000 in 2006 to $330,000 in 2007. The increased fees in 2007 were related to the revolving credit facility and to tax advice. Other areas contributing to the increase in 2007 were increases in shareholder and investor relations costs as a result of the listing of the Company's shares on the American Stock Exchange in October of 2006.

For the six months ended June 30, 2007, general and administrative expenses were $3,988,000, compared to $2,354,000 in 2006. Initial setup fees and stand-by fees on the Company's revolving credit facility with the Bank of Nova Scotia (see "*Cash Resources and Liquidity*" below) were $804,000 in 2007 compared to $nil in 2006. Salary and other payroll costs increased by $108,000 in 2007 to $662,000, related to additional personnel hired in the later half of 2006, salary increases, and also accrual for estimated bonuses in 2007 compared to no accrual in 2006. Stock compensation costs increased from $442,000 in 2006 to $680,000 in 2007. The increase is also a result of additional personnel as well as additional grants to existing personnel in November 2006. Legal and other professional fees also increased during the period, from $417,000 in 2006 to $629,000 in 2007. The increased fees in 2007 were related to the revolving credit facility and to tax advice. Shareholder and investor relations costs also increased during the period due to the listing of the Company's shares on the American Stock Exchange in October of 2006.

In the second quarter of 2007 business development expenses were $422,000, up from $68,000 in 2006. For the six months ended June 30, 2007, business developments expenses were $626,000 compared to $247,000 for the same period in 2006. The increase in both of these periods is related to the addition of two new employees devoted entirely to business development and a more focused effort identifying and evaluating acquisition opportunities.

Interest expense was $740,000 in the second quarter of 2007 compared to $585,000 in 2006, due to an increase in accretion of the debenture discount and financing charges related to the Company's senior secured debentures

("Debentures"), and also due to interest expense on the revolving credit facility in the second quarter of 2007 of $128,000.

For the six months ended June 30, 2007, interest expense was $1,375,000 compared to $1,153,000 in 2006, a result of the increase in accretion costs noted above and also due to interest expense on the revolving credit facility in the first half of 2007 of $174,000.

Impairment of royalty interests in mineral properties was $567,000 in the quarter ended June 30, 2007, compared to $nil in 2006. For the six month period, impairments were $851,000 in 2007 compared to $316,000 in 2006. All impairments in 2007 related to certain diamond exploration properties located in Nunavut, Canada, which are no longer of interest to the property operators.

The Company had a foreign currency loss of $1,852,000 in the second quarter of 2007 due to the sharp decrease in the value of the U.S. dollar relative to the Canadian dollar during the quarter. The loss related primarily to the Company's Senior Secured Debentures which are denominated in Canadian dollars. For the six month period, the foreign currency loss was $1,713,000 compared to $207,000 in 2006.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow from operating activities was $6,642,000 for the quarter and $11,608,000 for the six months ended June 30, 2007 an increase of $6,748,000 and $13,283,000, respectively, from the same periods in 2006. The increase in cash flow in 2007 is attributable to the increase in royalty revenue during the quarter and six month period as previously discussed, offset by increases in royalty taxes and administrative expenses.

The Company receives its royalty payment on the Voisey's Bay mine from CVRD Inco net of the 20% mineral rights tax of Newfoundland and Labrador ("Mineral Rights Tax"). In accordance with the guidance in CICA EIC 123 "Reporting Revenues Gross as Principal Versus Net as an Agent", the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

During the six months ended June 30, 2007, the Company completed the acquisition of two royalties, a sliding-scale royalty on the Pascua gold project in Chile (the "Pascua Royalty"), for total consideration of $53.4 million in cash, including transaction costs. In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project in Nancy County, Nebraska for $12.0 million. These acquisitions were funded from existing cash reserves, the proceeds from the Unit Offering discussed below and from access to its Revolving Credit Facility (see "Cash Resources and Liquidity" below).

Financing Activities

On February 12, 2007 (the "Closing Date"), the Company completed an offering of 8,334,000 units ("Units") of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a "Warrant Share") at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Company's common shares ("Common Shares") have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company after agents' commission and estimated expenses of the offering was CA$42,128,000, or $35,659,000.

During the quarter and six months ended June 30, 2007, the Company drew $5,700,000 on its Revolving Credit Facility for the acquisition of the royalties discussed above.

The Company received $2,231,000 from the exercise of all of its outstanding compensation, financing and Williams Mine warrants which otherwise would have expired after February 23, 2007. Also, during the second quarter the Company received $4,037,000 from the exercise of Warrants referred to above and $162,000 from the exercise of stock options.

In March 2007, the Company paid its first dividend of $1,006,000, or $0.015 per share.

Cash Resources and Liquidity

The Company had a cash position of $1.9 million at June 30, 2007 and working capital of $11.3 million, compared to $11.6 million and $17.9 million, respectively, at December 31, 2006. The decrease in cash and working capital during the period was due to the acquisition of the Pascua and Legacy Sand royalties discussed above, offset by cash flows from operations, the Unit Offering and the warrant exercises discussed above.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the "Revolving Facility") in favour of the Company in the amount of up to $20.0 million and increased it to $40.0 million effective May 18, 2007. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey's Bay Holding Corporation which was not pledged) pursuant to a general security agreement. At June 30, 2007, the Company was in compliance with all loan requirements

The Company's near-term cash requirements are limited to general and administrative, business development and interest expenses. The Company believes that its current cash position, together with cash from operations will be sufficient to cover these expenses into the foreseeable future. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of Common Shares.

The Company's contractual obligations for future principal payments are summarized below. Annual interest payments are CA$1,650,000, payable semi-annually.

($ in thousands)	Debenture Principal Obligations [1]
Year	
2007	$ -
2008	-
2009	-
2010	-
2011	28,329
Total	$28,329

[1]   The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.0590.

SUMMARY OF QUARTERLY RESULTS

(unaudited, in thousands of US$, except per share data)

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Royalty revenues	$13,207	$10,178	$9,527	8,357	2,049	413	113	107
Earnings (loss) from operations	6,151	3,692	3,653	2,659	(512)	(1,523)	(792)	(751)
Net earnings (loss)	2,380	2,165	2,955	1,506	8,654	(1,437)	(761)	(1,128)
Basic earnings (loss) per share	$0.04	$0.03	$0.05	$0.03	$0.15	$(0.03)	$(0.01)	$(0.02)
Diluted earnings (loss) per share	$0.03	$0.03	$0.05	$0.03	$0.15	$(0.03)	$(0.01)	$(0.02)

The increasing royalty revenues during 2006 and into 2007 are primarily a result of the ramp-up of production and the corresponding royalty revenues associated with the start up of the Voisey's Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in June 2006. Increasing metal prices during 2006 and 2007 have also been a contributing factor in the improved revenue figures during the second half of 2006 and 2007.

During the third and fourth quarters of 2006 and the first two quarters of 2007, the Company's significant increase in revenue from the Voisey's Bay royalty was the primary factor resulting in earnings from operations net earnings for those periods.

During the second quarter of 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006. In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company's permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,570,000 and was the primary reason for the significant increase in net earnings during the second quarter of 2006.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000.

OUTLOOK

The Company's payable production from the Voisey's Bay royalty for the first half of 2007 was less than a normal half of production the Company expects from the mine. This is due in part to the impact of the strike at the Voisey's Bay mine, which occurred between late July and early October of 2006. Due to the nature of the sales agreements on the Voisey's Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the impact from the strike was not reflected in the royalty payments until the first quarter of 2007. In addition, the first half payments reflected only limited revenue from the sale of copper concentrates because copper concentrate shipments are limited by CVRD Inco's agreements with the aboriginal people in Labrador. Under these agreements, copper concentrates can only be shipped between May 21 and December 7 of each year. Under normal conditions, the Company believes that first quarter production payable from Voisey's Bay will be at or above the average for the year and second quarter payable production will be below average.

Looking forward to the second half of 2007, the Company expects above average payable production during this period. Due to the seasonal nature of the shipments from the mine (there are no nickel concentrate shipments between December 7 and January 21 of each year and again between April 7 and May 21), the Company expects higher than average shipments in the second half of each year. Also, as noted above, there are no copper concentrate shipments at all during the period between December 7 and May 21, resulting in much higher shipments during the summer and fall months. The result, assuming constant metal prices, will be to reduce expected royalty revenues in the second quarter of each year and to increase expected royalty revenues in the latter half of the year.

During 2007, the Company will benefit from a full year of royalty revenue from the Williams, Voisey's Bay and the Southern Cross mines. In addition, Mercator Gold Plc has announced it expects to begin gold production at its Meekatharra operations in Western Australia in August 2007 at an initial rate of 120,000 ounces per year. The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation through its acquisition of the Western Australia royalty in 2006. Several of the Company's other royalties are expected to begin production in 2008, including the Inata Project (Belahouro) in Burkina Faso, West Africa and the Gwalia Deeps underground project in Western Australia operated by St Barbara Limited.

In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project ("Legacy") in Nancy County, Nebraska. Initial production of frac sand began in the spring of 2007. However, the operation has experienced technical difficulties in achieving design capacity. IRC is awaiting further information from the operator. In the meantime all frac product which is being produced from the facility has been readily purchased by energy producers and service companies.

Also during 2007, the Company closed on the acquisition of a sliding-scale royalty (the royalty rate will range from 0.45% at a gold price of $300 per ounce to 3.0% at a gold price of $800 per ounce) on the Pascua gold project in Chile. The operator of the Pascua Project is Barrick Gold Corporation and is expected to begin production as soon as 2010 at an annual rate of 750,000 (approximately 80% of these ounces will apply to the royalty) ounces per year as stated on their website.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may adversely impact the Company's tax liability during the life of the project.

The Company's Debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts. All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration and development stage mineral properties are not amortized. At such time as the associated exploration or development stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Stock options and warrants

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

Future income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

NEW ACCOUNTING PRONOUNCEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Section 1530 was adopted by the Company effective January 1, 2007.

Financial Instruments

In January 2006, the AcSB issued CICA 3855, "Financial Instruments - Recognition and Measurement", which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives ("Financial Instruments"). CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition. The new standard was adopted by the Company effective on January 1, 2007.

Investments

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company. Financing charges related to the Debentures of $1,257,000 (net of amortization) at December 31, 2006 ($1,135,000 at June 30, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective yield method. Under Section 3855, these charges are reported as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. The adjustment is reported as a reduction of the opening balances in other assets and Debentures as of January 1, 2007. This change will have no impact on past or future earnings of the Company.

OUTSTANDING SHARE DATA

As of August 13, 2007, there were 68,074,356 Common Shares outstanding. In addition there were 5,012,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share. There were also 3,417,870 warrants outstanding allowing the holders to purchase Common Shares at a price of CA$6.50 before November 12, 2007 and at a price of CA$7.00 from November 12, 2007 to August 12, 2008. These warrants expire on August 12, 2008 and are subject to acceleration if the Common Shares have a closing price for 20 consecutive trading days at or above CA$8.00 before November 12, 2007 or CA$8.50 after November 12, 2007.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. This discussion should be read in conjunction with the Company's annual information form dated March 28, 2007.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty is very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay operation does not perform as expected.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)   mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)   increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c)   the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d)   declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e)   unexpected penalties may be imposed by smelters or refiners; and

(f)   the metallurgy may turn out differently than that anticipated.

Exhibit 99.3

Form 52-109F2 – Certification of Interim Filings

I, Douglas B. Silver, Chief Executive Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED August 14, 2007.

 /s/ Douglas B. Silver
Douglas B. Silver
Chief Executive Officer

Exhibit 99.4

Form 52-109F2 – Certification of Interim Filings

I, Ray W. Jenner, Chief Financial Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED August 14, 2007.

 /s/ Ray W. Jenner
Ray W. Jenner
Chief Financial Officer